As filed with the Securities and Exchange Commission on May 25, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............................N/A...........................................................................................

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: /s/ Andrew Browne
Name: Andrew Browne
Title:   CFO and Management Board Member

Date: May 25, 2004

Press statement

THE HAGUE, Netherlands, May 25, 2004 — New Skies Satellites N.V. (AEX, NYSE: NSK), the global satellite communications company, today announced that it is engaged in advanced negotiations with a leading private equity firm regarding a proposal from this firm to acquire the Company. New Skies has also received proposals from other third parties and is in concurrent discussions with certain of these parties.

All current discussions contemplate a sale of substantially all of New Skies’ assets and liabilities for cash at values representing a premium to the Company’s current share price. Any such sale would be followed by a liquidation of the Company and the distribution of the cash to its shareholders. New Skies’ business and operations would be continued by the purchaser, with the effect of the transaction being a change in ownership of the New Skies business enterprise.

Any agreement to sell New Skies’ assets would be subject to the approval of New Skies’ Management and Supervisory Boards. Consummation of a transaction, once agreed, would be subject to a number of other conditions including approval by New Skies’ shareholders at an Extraordinary General Meeting and receipt of necessary regulatory approvals. In view of these conditions, New Skies anticipates that a transaction would be completed, and liquidating distributions paid to shareholders, no sooner than the end of 2004.

New Skies cautioned that there is no certainty regarding the final terms and conditions (including price) or timing of any such agreement, nor can any assurance be given that the current discussions will result in any agreement to sell the Company. New Skies expects to be able to make a further announcement regarding these matters in the near future.

Company contact:
Elizabeth Hess
Corporate Communications, New Skies Satellites +31 70 306 4133
ehess@newskies.com +31 6 2906 2492